[Capital Senior Living Letterhead]

December 19, 2013

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Senior Living Corporation
Form 10-K for the year ended December 31, 2012
Filed March 8, 2013
Form 8-K dated November 4, 2013
Filed November 4, 2013
Response dated December 3, 2013
File No. 1-13445

Dear Mr. Spirgel:

This letter sets forth the responses of Capital Senior Living Corporation (the “Company”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 6, 2013 with respect to the above-referenced filings (the “Comment Letter”). For the convenience of the Staff, we have set forth below, in bold face type, the comment in the Comment Letter followed by the Company’s response thereto.

Form 8-K dated November 4, 2013

1.	We note your response to comment three from our letter dated November 20, 2013. Please tell us how you will revise future press releases to address the undue prominence of your discussion focused on the non-GAAP measures and references to Adjusted Cash From Facility Operations (CFFO), Adjusted EBITDAR, and EBITDAR margin in the introduction of the earnings release. Please note that Item 10(e) requires the presentation, with equal or greater prominence, of the corresponding most directly comparable GAAP measures.

RESPONSE: In response to the Staff’s comment, in order to avoid the appearance of placing any undue prominence on non-GAAP measures in the introduction of the earnings release, the Company intends to include in its discussion net income (loss) and net income (loss) per share determined in accordance with GAAP. Additionally, we will clearly label the introduction to the earnings release as the “Operating Summary” and remove any references to non-GAAP measures within earnings announcement headings and subheadings.

Mr. Larry Spirgel

Securities and Exchange Commission

December 19, 2013

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In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (972) 770-5600 if you have any questions or further comments.

Sincerely,

/s/ RALPH A. BEATTIE

Ralph A. Beattie

Executive Vice President and Chief Financial Officer

Capital Senior Living Corporation